SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 6)<F1>

                              Kinark Corporation
                              (Name of Issuer)

                         Common Stock, $.10 par value
                         (Title of class of securities)

                              494474-10-9
                              (CUSIP number)

                              Mark E. Walker
     2301 N. Central Expressway, #140, Plano, Texas  75075; (214) 423-3483
               (Name, address and telephone number of person authorized to receive notices and communications)

                              April 1, 1996
          (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
[/FN]
                                                            SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 2 OF 8 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Robert G. and Pauline B. Walker Revocable Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]
                                                       (b)  [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 379,724
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         379,724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,724 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%

14   TYPE OF REPORTING PERSON*
     00

3058                                                             SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 3 OF 8 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Pauline B. Walker Revocable Trust A

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 379,724
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         379,724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,724 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [  ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%

14   TYPE OF REPORTING PERSON*
     00

3058                                                             SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 4 OF 8 PAGES


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Robert G. Walker Irrevocable Trust B

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 379,724
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         379,724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,724 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [  ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%

14   TYPE OF REPORTING PERSON*
     00

3058                                                             SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 5 OF 8 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Pauline B. Walker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]
                                                       (b)  [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 379,724
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         379,724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,724 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [  ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%

14   TYPE OF REPORTING PERSON*
     IN

                         KINARK CORPORATION
                         (CUSIP NO. 494474-10-9)
                         SCHEDULE 13D


     By this Amendment No. 6 to Schedule 13D, The Robert G. and Pauline B. Walker Revocable Trust, The Pauline B. Walker Revocable Trust A, The Robert G. Walker Irrevocable Trust B, and Pauline B. Walker, individually, hereby amend the statement on Schedule 13D previously filed on their behalf, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, relating to the common stock, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation. Except as specifically amended by this Amendment No. 6, the Schedule 13D, as amended, remains in full force and effect. Except as specifically provided herein, defined terms shall have the meaning specified in the Schedule 13D, as amended.


          Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On April 1, 1996, the Trusts acquired 324,951 shares of Common Stock from Lee A. Walker at a purchase price of $2.90625 per share, for an aggregate purchase price of $944,388.84, pursuant to a letter agreement dated April 1, 1996, between and among the Trusts and Lee A. Walker. The Original Trust acquired 119,965 shares of Common Stock, Trust A acquired 104,000 shares of Common Stock and Trust B acquired 100,986 shares of Common Stock, for an aggregate of 324,951 shares. Payment of the purchase price by the Trusts was set-off against the outstanding principal and accrued and unpaid interest on three promissory notes, each dated December 22, 1995, made by Lee A. Walker in favor of the Original Trust, Trust A and Trust B, in the original principal amounts of $341,150.47, $295,750.00 and $287,178.94, respectively, and the balance of the purchase price was paid in cash from the property of the Trusts.

     Prior to the date of the transaction requiring the filing of this Amendment No. 6, 54,773 shares of Common Stock were held in an individual retirement account for the benefit of Pauline B. Walker. The individual retirement account was originally for the benefit of Robert G. Walker and Pauline B. Walker became the beneficiary of the individual retirement account when Robert G. Walker died on August 2, 1991. Pauline B. Walker is the sole trustee of the Trusts.

     The Trusts hold other assets in addition to the Issuer's Common Stock.


          Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     The Trusts acquired the shares of Common Stock on April 1, 1996, for investment purposes. The Trusts may purchase additional securities of the Issuer in the future. The Trusts do not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Trusts and Pauline B. Walker, individually and as sole trustee of the Trusts, currently beneficially own 379,724 shares of Common Stock, representing 6.3% of the currently outstanding shares of Common Stock, as follows:


The Robert G. and Pauline B. Walker Revocable Trust                   119,965
The Pauline B. Walker Revocable Trust A                               104,000
The Robert G. Walker Irrevocable Trust B                              100,986
Individual Retirement Account for the benefit of Pauline B. Walker    54,733
     Total                                                            379,724


     (b) Pauline B. Walker is the sole trustee of the Trusts and the beneficiary of the individual retirement account in which 54,773 shares of Common Stock are held; as a result, the Trusts and Pauline B. Walker, individually and as sole trustee of the Trusts, share voting power and dispositive power with respect to all 379,724 shares of Common Stock.

     (c) On April 1, 1996, the Trusts acquired 324,951 shares of Common Stock from Lee A. Walker at a purchase price of $2.90625 per share, for an aggregate purchase price of $944,388.84, pursuant to a letter agreement dated April 1, 1996, between and among the Trusts and Lee A. Walker. The Original Trust acquired 119,965 shares of Common Stock, Trust A acquired 104,000 shares of Common Stock and Trust B acquired 100,986 shares of Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              April 30, 1996
                                        (Date)


                              The Robert G. and Pauline B. Walker
                              Revocable Trust

                              By:  /s/Pauline B. Walker
                                        (Signature)

                              Pauline B. Walker, Sole Trustee
                                        (Name/Title)



                              The Pauline B. Walker Revocable Trust A

                              By:  /s/ Pauline B. Walker
                                        (Signature)

                              Pauline B. Walker, Sole Trustee
                                        (Name/Title)



                              The Robert G. Walker Irrevocable Trust B

                              By:  /s/ Pauline B. Walker
                                        (Signature)

                              Pauline B. Walker, Sole Trustee
                                        (Name/Title)



                              By:  /s/ Pauline B. Walker
                                        (Signature)

                              Pauline B. Walker, Individually
                                        (Name/Title)